                                                 Filed Pursuant to Rule 424(c)
                                                 Registration No. 333-12417


                   SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 12, 1996
                            OF RADIUS INC. (THE "COMPANY")


This Supplement is a part of the Prospectus and must be timely delivered to any purchaser of the securities offered by the selling shareholders or, if applicable, the Company.

CHANGES IN MANAGEMENT. Henry V. Morgan joined the Company on February 24, 1997 as Chief Financial Officer and Senior Vice President, Finance and Administration. During 1995 and 1996, Mr. Morgan was Chief Financial Officer of Connect, Inc., Mountain View, California, an Internet-based interactive commerce applications software company. From 1989 through 1994, Mr. Morgan was Chief Financial Officer of Logitech International, S.A., a computer mouse manufacturer.

On February 25, 1997, the shareholders approved the addition of Mark Housley, Dee Cravens and John C. Kirby to the Company's Board of Directors.

Mr. Cravens has been Vice President of Worldwide Corporate Marketing and Communications at Adaptec, Inc. since February 1996. Mr. Cravens was Vice President of Marketing of the Company from 1992 until 1996. Before joining the Company, Mr. Cravens was a principal of the Cravens Group, a marketing company for technology related businesses. Mr. Cravens is a board member of the USL Entertainment Council and the IMagic Technology Group.

Mr. Kirby has been a principal and Executive Vice President of KH Consulting Group since 1986. Mr. Kirby is responsible for this firm's reorganization and financial restructuring practice. In this capacity, Mr. Kirby has represented various debtors, secured parties, trade creditors and corporate buyers and frequently assumes a management role in the client. Since early 1991, Mr. Kirby has been President and CEO of Cabrillo Crane & Rigging, Inc., a wholly-owned subsidiary of Wells Fargo Bank. From 1992 until 1994, Mr. Kirby was Vice President and CFO of Everex Systems, Inc.

Mr. Housley has been President and Chief Operating Officer of the Company since January 1997. From March 1995 until October 1996, Mr Housley was founder and Vice President of marketing of Spectrum Wireless, inc., a manufacturer of wireless infrastructure products. From May 1992 until March 1995, Mr. Housley held various positions of responsibility for the Company and its predecessor SuperMac Technologies, Inc., including Vice President and General Manager of the Company's Color Publishing Division. From October 1990 until May 1992, Mr Housley was a Vice President for Siemens in Santa Clara, a multinational manufacturer of electronic equipment, directing product marketing and planning.

AMENDMENT TO 1995 STOCK OPTION PLAN. On February 25, 1997, the Company's shareholders approved an increase, by 2,716,620, in the number of shares subject to the Company's 1995 Stock Option Plan.

SUITABILITY STANDARDS FOR CALIFORNIA RESIDENTS. The California Department of Corporations requires that any California resident who purchases these securities meet certain minimum financial standards: namely, the purchaser must (i) have an annual gross income of $65,000 and a net worth of $250,000, or a net worth of $500,000 (in each case excluding home, home furnishings and personal automobiles), (ii) be a bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension and profit sharing trust, or corporation or other entity which, together with such corporation's or other entity's affiliates, has a net worth on a consolidated basis according to its most recently prepared financial statements (which have been reviewed, but not necessarily audited, by outside accountants) of not less than $14.0 million, and subsidiaries of the foregoing (other than a person formed for the sole purpose of purchasing such securities), or (iii) be an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933. Upon receipt of the Prospectus and this Supplement, such purchaser must represent that it meets these suitability standards by signing and returning a copy of this Supplement to the selling shareholder or, if applicable, the Company.

NO CALIFORNIA RESIDENT WILL BE ALLOWED TO PURCHASE THESE SECURITIES UNLESS IT MEETS THESE INVESTOR SUITABILITY REQUIREMENTS.

RESULTS FOR THREE AND SIX MONTHS ENDED MARCH 31, 1997.

                                     RADIUS INC.
                             CONSOLIDATED BALANCE SHEETS
                                    (in thousands)


                                                                     MARCH 31,       SEPTEMBER 30,
                                                                       1997             1996 (1)
                                                                    -----------     ---------------
                                                                    (unaudited)
ASSETS:
Current assets:
     Cash                                                            $  1,408      $  2,974
     Accounts receivable, net                                          11,612         8,123
     Inventories                                                        4,526        12,852
     Investment in Splash Technology Holdings, Inc. - current portion  17,235            --
     Prepaid expenses and other current assets                            400           366
     Income tax receivable                                                 --           514
                                                                    ---------     ----------
         Total current assets                                          35,181        24,829
Investment in Splash Technology Holdings, Inc. - noncurrent portion    21,940        19,152
Property and equipment, net                                               969         1,495
Deposits and other assets                                                  50            50
                                                                    ---------     ----------
                                                                      $58,140       $45,526
                                                                    ---------     ----------
                                                                    ---------     ----------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
     Accounts payable                                                  $5,081        $5,004
     Accrued payroll and related expenses                               1,447         2,678
     Accrued warranty costs                                               402           478
     Other accrued liabilities                                          1,825         2,545
     Accrued income taxes                                               2,042         2,227
     Accrued restructuring and other charges                              106           425
     Short-term borrowings                                              3,809         1,922
     Obligation under capital leases - current portion                    646         1,074
                                                                    ---------     ----------
         Total current liabilities                                     15,358        16,353

Long term borrowings                                                   21,940        21,940
Obligations under capital leases - noncurrent portion                      60           273

Commitments and contingencies

Convertible preferred stock                                             3,000         3,000

Shareholders' equity:
     Common stock                                                     168,928       168,746
     Unrealized gain on available-for-sale securities                  39,175        19,152
     Accumulated deficit                                             (190,353)     (183,968)
     Accumulated translation adjustment                                    32            30
                                                                    ---------      --------
         Total shareholders' equity                                    17,782         3,960
                                                                    ---------      --------
                                                                      $58,140       $45,526
                                                                    ---------      --------
                                                                    ---------      --------



(1) The balance sheet at September 30, 1996 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                           See accompanying notes.

                                     RADIUS INC.
                        CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except per share data; unaudited)



                                                              THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                   MARCH 31,                   MARCH 31,

                                                                 1997     1996               1997      1996
                                                                 ----     ----               ----      ----
Sales                                                          $ 8,249   $30,575           $19,051   $ 63,227
Commissions and royalties                                        1,898        --             3,193         --
                                                              ---------  --------         ---------  --------
            Total net sales                                     10,147    30,575            22,244     63,227

Cost of sales                                                    8,409    25,098            15,435     53,705
                                                              ---------  --------         ---------  --------
     Gross profit                                                1,738     5,477             6,809      9,522
                                                              ---------  --------         ---------  --------
Operating expenses:
     Research and development                                      997     1,519             1,901      5,149
     Selling, general and administrative                         5,223     6,951             9,321     16,912
                                                              ---------  --------         ---------  --------
          Total operating expenses                               6,220     8,470            11,222     22,061
                                                              ---------  --------         ---------  --------
Loss from operations                                            (4,482)   (2,993)           (4,413)   (12,539)

Other income (expense), net                                         (7)   18,132               (12)    19,269
Interest expense                                                  (757)     (971)           (1,494)    (2,154)
                                                              ---------  --------         ---------  --------
Income (loss) before income taxes                               (5,246)   14,168            (5,919)     4,576

Provision  for income taxes                                        195       249               316        440
                                                              ---------  --------         ---------  --------
Net income (loss)                                              $(5,441)  $13,919           $(6,235)  $  4,136
                                                              ---------  --------         ---------  --------
                                                              ---------  --------         ---------  --------
Preferred stock dividend                                            75        --               150         --

Net income (loss) applicable to                                $(5,516)  $13,919           $(6,385)   $ 4,136
  common shareholders                                         ---------  --------         ---------  --------
                                                              ---------  --------         ---------  --------
Net income (loss) per share:

Net income (loss) per share applicable to                      $ (0.10)  $  0.77          $  (0.12)  $   0.23
  common shareholders                                         ---------  --------         ---------  --------
                                                              ---------  --------         ---------  --------

Common and common equivalent shares used                        54,879    18,082            54,770     18,058
  in computing net income (loss) per share                    ---------  --------         ---------  --------
                                                              ---------  --------         ---------  --------



                               See accompanying notes.

                                     RADIUS INC.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                   INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                              (in thousands, unaudited)

                                                                               SIX MONTHS ENDED
                                                                                   MARCH 31,
                                                                               -----------------
                                                                                1997      1996
                                                                               ------    ------
Cash flows from operating activities:
     Net income (loss)                                                        $(6,235)   $4,136
     Adjustments to reconcile net income (loss) to net cash used in operating activities:
          Depreciation and amortization                                           580     1,128
          Gain on the sale of the Color Hard Copy Group                            --   (16,993)
          (Increase) decrease in assets:
          Accounts receivable                                                  (3,487)   33,519
          Inventories                                                           8,326     1,084
          Prepaid expenses and other current assets                               (34)    1,190
          Income tax receivable                                                   514         2
          Increase (decrease) in liabilities:
          Accounts payable                                                         77   (28,137)
          Accrued payroll and related expenses                                 (1,231)   (1,404)
          Accrued warranty costs                                                  (76)   (2,728)
          Other accrued liabilities                                              (720)     (777)
          Accrued restructuring costs                                            (319)     (574)
          Accrued income taxes                                                   (185)      179
                                                                               -------  --------
          Total adjustments                                                     3,445   (13,511)
                                                                               -------  --------
               Net cash used in operating activities                           (2,790)   (9,375)

Cash flows from investing activities:
     Capital expenditures                                                         (54)     (201)
     Deposits and other assets                                                     --        84
     Net proceeds from the sale of the Color Hard Copy Group                       --    16,438
                                                                               -------  --------
               Net cash provided by (used in) investing activities                (54)   16,321

Cash flows from financing activities:
     Short-term borrowings, net                                                 1,887    (8,109)
     Principal payments of long-term debt and capital leases                     (641)     (834)
     Issuance of common stock                                                      32        16
                                                                               -------  --------
               Net cash provided by (used in)  financing activities             1,278    (8,927)
                                                                               -------  --------
Net decrease in cash and cash equivalents                                      (1,566)   (1,981)
Cash and cash equivalents, beginning of period                                  2,974     4,760
                                                                               -------  --------
Cash and cash equivalents, end of period                                      $ 1,408   $ 2,779
                                                                               -------  --------
                                                                               -------  --------
Supplemental disclosure of cash flow information:
   Cash paid during the period for:
        Interest paid                                                         $ 1,489   $ 1,084
                                                                               -------  --------
                                                                               -------  --------
        Income taxes paid                                                     $     7   $   259
                                                                               -------  --------
                                                                               -------  --------
      Non-cash financing activity:
        Dividend to be paid in stock                                          $   150   $    --
                                                                               -------  --------
                                                                               -------  --------


                               See accompanying notes.

                                     RADIUS INC.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION

The consolidated financial statements of Radius Inc. ("Radius" or the "Company") as of March 31, 1997 and for the three and six months ended March 31, 1997 and 1996 are unaudited. In the opinion of management, the consolidated financial statements reflect all adjustments (consisting only of normal recurring items) necessary for a fair presentation in conformity with generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include provisions for returns and bad debts and the length of product life cycles. The information included in this Form 10-Q should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended September 30, 1996.

For clarity of presentation, all fiscal periods are reported as ending on a calendar month end.

NOTE 2.  INVENTORIES

Inventories, stated at the lower of cost or market, consist of (in thousands):

                            MARCH 31,   SEPTEMBER 30,
                              1997          1996
                           -----------  --------------
                           (unaudited)
     Raw materials            $   21       $   124
     Work in process           1,086         4,488
     Finished goods            3,418         8,240
                           ---------    ----------
                              $4,526       $12,852
                           ---------    ----------
                           ---------    ----------

Cost of sales for the three and six month periods ended March 31, 1997 includes write down reserves for obsolete, slow-moving, or non-salable inventory of $3.6 million.

NOTE 3.  COMMITMENTS AND CONTINGENCIES

(a) On November 16, 1995, Electronics for Imaging, Inc. ("EFI") filed a suit in the United States District Court in the Northern District of California alleging that the Company infringes a patent allegedly owned by EFI.
Although the complaint does not specify which of the Company's products allegedly infringe the patent, subsequent pleading indicates that EFI alleges that the Company's Color Server products allegedly infringe. In January 1996, the Company completed the divestiture of the Color Server Group.

The Company has filed an answer denying all material allegations, and has filed counterclaims against EFI alleging causes of action for interference with prospective economic benefit, antitrust violations, and unfair business practices. EFI's motion to dismiss or sever the Company's amended counterclaims was granted in part and the ruling permitted the Company to file an amended counterclaim for antitrust violations. The Company has filed an amended antitrust claim. The Company believes it has meritorious defenses to EFI's claims and is defending them vigorously. In addition, the Company believes it may have indemnification rights with respect to EFI's claims. A motion for summary judgment based on these indemnification rights was filed, and the court granted this motion finding the Company immune from suit under the patent after February 22, 1995. The Company expects to vigorously defend the remaining claims of EFI and to vigorously prosecute the claims it has asserted against EFI. In the opinion of management, based on the facts known at this time, although the eventual outcome of this case is unlikely to have a material adverse effect on the results of operations or financial position of the Company, the costs of defense, regardless of outcome, may have a material adverse effect on the results of operations or financial position of the Company. In addition, in connection with the divestiture of its Color Server Group, the Company has certain indemnification obligations for which approximately $2.4 million remains held in escrow to secure such obligations in the event that the purchaser suffers any losses resulting from such litigation.

(b) The Company was named as one of approximately 42 defendants in Shapiro et al. v. ADI Systems, Inc. et al., Superior Court of California, Santa Clara County, case no. CV751685, filed August 14, 1995. Radius was named as one of approximately 32 defendants in Maizes & Maizes et al. v. Apple Computer et al., Superior Court of New Jersey, Essex County, case no. L-13780-95, filed December 15, 1995. Plaintiffs in each case purport to represent alleged classes of similarly situated persons and/or the general public, and allege that the defendants falsely advertised that the viewing areas of their computer monitors are larger than in fact they are.

The Company was served with the Shapiro complaint on August 22, 1995 and was served with the Maizes complaint on January 5, 1996. Defendants' petition to the California State Judicial Council to coordinate the Shapiro case with similar cases brought in other California jurisdictions was granted in part and it is anticipated that the coordinated proceedings will be held in Superior Court of California, San Francisco County. An amended consolidated complaint was filed on March 26, 1996. Discovery proceedings are scheduled to begin. The Company believes it has meritorious defenses to the plaintiffs' claims and is defending them vigorously. Extended settlement discussions began in connection with a successful demurrer in the California case. On March 11, 1997, all but two of the named defendants agreed to settle the suits, subject to final court approval. The settlement provides that class members are eligible for a $13 rebate per monitor purchased during the class period on applicable new purchases over a three year period, subject to specific limitations. Class members who are consumers and do not elect to use the rebate fully can thereafter elect to receive a $6 refund per monitor (up to a maximum of $30 per consumer class member) during the following six months. The Company is responsible only to class members who purchased Radius branded monitors during the class period of May 1, 1991 to May 1, 1995. Additionally, Radius will pay its share of publication and administration costs associated with the implementation of the settlement, pay its share of plaintiffs' stipulated attorneys' fees (estimated to be approximately $75,000 and currently payable) and will agree to abide by certain limitations in the description of its monitors. Final court approval is expected after a court hearing currently set for June 30, 1997. The Company's estimate of the impact of this settlement, excluding the attorneys fees and publication costs, is that it will not be material to its financial condition or results of operations.

NOTE 4.  INVESTMENT IN SPLASH TECHNOLOGY HOLDINGS, INC.

In January 1996, the Company completed the sale of its Color Server Group ("CSG") to Splash Merger Company, Inc. (the "Buyer"), a wholly owned subsidiary of Splash Technology Holdings, Inc. ("Splash"), a corporation formed by various investment entities associated with Summit Partners. In fiscal 1996, the Company received approximately $21.0 million in cash and an additional $2.4 million is being maintained in escrow to secure certain indemnification obligations. The Company also received 4,282 shares of Splash's 6% Series B Redeemable and Convertible Preferred Stock (the "Series B Preferred Stock"). The shares of Series B Preferred Stock were converted into shares of Splash's common stock in connection with the initial public offering of Splash. In June 1996, the Company granted IBM Credit, its secured lender, an option to purchase 428 shares of Series B Preferred Stock (now Splash Common Stock) in connection with the restructuring of the terms of its loan agreement with IBM Credit. These shares of Splash Common Stock have been pledged to IBM Credit. IBM Credit has not exercised its option.

On October 8, 1996, Splash completed its initial public offering of common stock which reduced the Company's ownership position to approximately 14.6 percent. Consequently, the investment which will be available for sale, subject to certain market trading restrictions, approximating 1.6 million shares, is accounted for in accordance with FASB 115. The unrealized gain of $39.2 million based upon the closing price of $25.00 per share on March 27, 1997 is recorded, net of deferred taxes of none, as a component of shareholders' equity at March 31, 1997.

NOTE 5. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (FAS 128), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The application of the FAS 128 new "basic earnings per share" calculation results in basic earnings (loss) per share that is not materially different from net income (loss) per share applicable to common shareholders as reported for the three and six months ended March 31, 1997 and 1996. The Company does not expect the new diluted calculation to be materially different from fully diluted earnings per share.

NOTE 6. SUBSEQUENT EVENTS

Effective in the third fiscal quarter, the Company licensed certain technology from Reply Corporation and agreed to purchase such technology along with certain assets and inventory, subject to the approval of the bankruptcy court with jurisdiction over Reply and its assets. A royalty payment will be due on products incorporating such technology pursuant to the license and in connection with such purchase. The purchase price of such assets and inventory is expected to be less than $500,000.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All assumptions, anticipations, and expectations contained herein are forward-looking statements that involve uncertainty and risk. Actual results could differ materially from those projected in such forward-looking statements and there are certain important factors that could cause results to differ materially from those in the forward-looking statements. Among such important factors are: (i) the ability of Radius to generate sufficient cash from operations to finance its working capital needs and to generate sufficient income to repay its indebtedness to IBM Credit in a timely manner;
(ii) the value of the Company's holdings in Splash Technology Holdings, Inc. ("Splash") and the Company's ability to timely dispose of such holdings on favorable terms; (iii) the Company's ability to attract and retain key personnel, particularly in light of its financial condition; (iv) the Company's ability to successfully compete against Apple Computer and other competitors; (v) the continued acceptance of Macintosh computers for use by the color publishing and multimedia markets; (vi) the Company's ability to successfully develop and market products for, and the acceptance of the Company's products by, the video editing industry; (vii) the continued willingness of third party manufacturers and suppliers to assemble and/or supply components for the Company's products, particularly in light of the Company's financial condition; (viii) the ability of the Company's exclusive distributors in Europe and Japan to increase sales of the Company's products;
(ix) the Company's ability to develop new products and improve on existing products, particularly in light of its significantly reduced research and development budgets; and (x) the Company's ability to successfully develop, manufacture and market the "PC on a Card" products licensed from Reply Corporation.

Each forward-looking statement should be read in conjunction with the entire consolidated interim financial statements and the notes thereto in Part I,
Item 1 of this Quarterly Report, with the information contained in Item 2, including, but not limited to, "- Certain Factors That May Affect Future Results," and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Annual Report on Form 10-K for the year ended September 30, 1996, including, but not limited to, "Management's Discussion and Analysis of Financial Condition and Results of Operations --Certain Factors That May Affect the Company's Future Results of Operations."

RESULTS OF OPERATIONS

The Company designs, develops, assembles, markets and supports color publishing and digital video computer products for creative professionals. The Company's current product line includes: accelerated color graphics products that facilitate the creation and manipulation of graphical images; video systems and software that can acquire and manipulate video and audio information; and high resolution color reference displays that allow users to view text, graphics, images and video. The primary target markets for the Company's products are color publishing and multimedia. These markets encompass creative professionals involved in such areas as color prepress, graphic arts, video editing, video and multimedia production and playback, and corporate training. To date, substantially all of the Company's products have been designed for and sold to users of Macintosh computer products (the "Macintosh") manufactured by Apple Computer, Inc. ("Apple") as Apple products have been the preferred platform in the Company's target markets.

On March 31, 1997 the Company licensed certain technology from Reply Corporation (see Note 6 to the financial statements) that will allow it to develop and market PCI bus adapter cards featuring Windows compatibility to users of Macintosh products. This technology is intended to enable a "PC on a card" which can be added to various versions of Mac compatible personal computers. When using such products, a Mac compatible user would therefore have coprocessing ability and be able to participate in various PC-based network functions without sacrificing Mac performance levels on various desktop, color publishing and other applications. These products will be marketed to the Company's existing customers and as well as to a broader customer base.

The following table sets forth for the periods indicated certain operational data as a percentage of net sales (may not add due to rounding).



                                              THREE MONTHS ENDED    SIX MONTHS ENDED
                                                  MARCH 31,             MARCH 31,

                                                   1997       1996     1997      1996
                                                 -------    -------  -------   -------
     Net sales                                    100.0%    100.0%    100.0%    100.0%
     Cost of sales                                 82.9      82.1      69.4      84.9
                                                -------    ------   -------   -------
          Gross profit                             17.1      17.9      30.6      15.1
                                                -------    ------   -------   -------
     Operating expenses:
          Research and development                  9.8       5.0       8.5       8.1
          Selling, general and administrative      51.5      22.7      41.9      26.7
                                                -------    ------   -------   -------
               Total operating expenses            61.3      27.7      50.4      34.9
                                                -------    ------   -------   -------
     Income (loss) from operations                (44.2)     (9.8)    (19.8)    (19.8)
     Other income(expense), net                    (0.1)     59.3      (0.1)     30.5
     Interest Expense                              (7.5)     (3.2)     (6.7)     (3.4)
                                                -------    ------   -------   -------
     Income (loss) before income taxes            (51.7)     46.3     (26.6)      7.2

     Provision for income taxes                     1.9       0.8       1.4       0.7
                                                -------    ------   -------   -------
     Net income (loss)                            (53.6)%    45.5%    (28.0)%     6.5%
                                                -------    ------   -------   -------
                                                -------    ------   -------   -------



NET SALES

The Company's net sales decreased 66.8% to $10.1 million in the second quarter of fiscal 1997 from $30.6 million for the same quarter in fiscal 1996. Net sales for the first six months of fiscal 1997 decreased 64.8% to $22.2 million from $63.2 million in the same period of fiscal 1996. The decline is due to three primary factors: first is the result of the Company's efforts to refocus its business on higher margin products; the second is the divestiture of certain of its former business units; and the third is a result of entering into exclusive distributor arrangements for Japan and Europe effective April 1, 1996 and July 1, 1996, respectively, which relationships provide for the Company to recognize as net sales, a percentage of the sales price of each product sold by those distributors as compared to the entire sales price of the product which was formerly recognized by the Company as net sales prior to the appointment of these distributors. As a result of these factors, product sales decreased 73.8% and 69.9% for the second quarter and the first six months of fiscal 1997 from the corresponding periods of fiscal 1996. They also account for the decrease of the Company's export sales to 20.4% of net sales in the second quarter of fiscal 1997 from 53.1% of net sales in the same quarter of fiscal 1996. Export sales declined to 15.2% of net sales for the six month period in fiscal 1997, compared to a 58.4% of net sales for the corresponding period in fiscal 1996. These factors also lead to the commission and royalties of $1.9 million and $3.2 million for the second quarter and the first six months of fiscal 1997, respectively.

One customer, Ingram Micro, accounted for 55.0% and 69.4% of the Company's net sales for the three and six months ended March 31,1997, respectively.
For the corresponding periods of fiscal 1996, the same customer accounted for 29.8% and 34.4% of the Company's net sales.

GROSS PROFIT

The Company's gross profit margin was 17.1% and 30.6% for the three and six month periods ended March 31, 1997, as compared with 17.9% and 15.1% for the corresponding periods in fiscal 1996. The decrease in gross profit margin for the three month period was primarily due to a net charge of $3.6 million relating to inventory write downs. Excluding the charge for inventory write down reserves, gross profit margin would have been 53% and 47% for the three and six month periods ended March 31, 1997, respectively, which increase was primarily attributed to the Company's focus on higher margin products and continuing efforts to reduce product costs and controlling expenses.

The Company anticipates continued price reductions and margin pressure within its industry. The Company is responding to these trends by focusing on higher margin products, taking further steps to reduce product costs and controlling expenses. There can be no assurance that the Company's gross margins will remain at current levels for subsequent quarters or for the entire fiscal year.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses decreased to $0.9 million or 9.8% of net sales in the second quarter of fiscal 1997 from $1.5 million or 5.0% of net sales in the same quarter of fiscal 1996. Research and development expenses decreased from $5.1 million or 8.1% of net sales for the fist six months of fiscal 1996 to $1.9 million or 8.5% of net sales for the corresponding period of fiscal 1997. The Company decreased its research and development expenses primarily by reducing expenses related to headcount resulting from the Company's efforts to refocus its business and business divestitures. The increase in research and development expenses expressed as a percentage of net sales was primarily attributed to the decrease in net sales and the Company's refocusing on higher-end products, rather than high-volume lower-margin products. Although the Company expects research and development expenses to increase gradually over time, the Company does not expect research and development expenses to approach historical levels in absolute amount. The Company's ability to introduce new products or to compete successfully could be adversely affected if it is unable to increase its research and development efforts.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased to $5.2 million or 51.5% of net sales in the second quarter of fiscal 1997 from $7.0 million or 22.7% of net sales in the same quarter of fiscal 1996. Included in the second quarter of fiscal 1997 expenses is a charge of $1.2 million for increasing the allowance for doubtful accounts due to one account which the
Company determined was unlikely to be collected in full.   Selling, general
and administrative expenses decreased from $16.9 million or 26.7% of net sales for the first six months of fiscal 1996 to $9.3 million or 41.9% of net sales for the corresponding period in fiscal 1997. The Company decreased its selling, general and administrative expenses primarily by reducing expenses related to headcount resulting from the Company's efforts to refocus its business and business divestitures The increase in selling, general and administrative expenses expressed as a percentage of net sales was primarily attributed to the decrease in net sales and the Company's refocusing on higher-end products, rather than high-volume lower-margin products. Although the Company expects selling, general and administrative expenses to increase gradually over time, the Company does not expect them to approach historical levels in absolute amount.

OTHER INCOME (EXPENSE), NET

There was no other income recorded in the second quarter of fiscal 1997. The Company had other income of $18.1 million in the second quarter of fiscal 1996 resulting from income of approximately $17.2 million, primarily related to product group divestitures.

INTEREST EXPENSE

Interest expense was $0.8 million in the second quarter of fiscal 1997 as compared to $1.0 million in the same period of fiscal 1996. This decrease was due to lower average interest rates on lower average borrowings.

NET LOSS

As a result of the above factors, the Company had a net loss of $5.4 million and $6.2 million for the three and six months ended March 31, 1997, respectively, as compared to a net income of $13.9 million and $4.1 million for the three and six months ended March 31, 1996.

LITIGATION SETTLEMENT

In September 1992, the Company and certain of its officers and directors were named as defendants in a securities class action litigation brought in the United States District Court for the Northern District of California that sought unspecified damages, prejudgment and post judgment interest, attorneys' fees, expert witness fees and costs, and equitable relief. In July 1994, SuperMac and certain of its officers and directors, several venture capital firms and several of the underwriters of SuperMac's May 1992 initial public offering and its February 1993 secondary offering were named as defendants in a class action litigation brought in the same court that sought unspecified damages, prejudgment and post judgment interest,

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attorneys' fees, experts' fees and costs, and equitable relief (including the imposition of a constructive trust on the proceeds of defendants' trading activities).

In June 1995, the Court approved the settlement of both litigations and entered a Final Judgment and Order of Dismissal. Under the settlement of the litigation brought in 1992 against the Company, the Company's insurance carrier paid $3.7 million in cash and the Company issued a total of 128,695 shares of its Common Stock to a class action settlement fund. In the settlement of the litigation brought in 1994 against SuperMac, the Company paid $250,000 in cash and is to issue into a class action settlement fund a total of 707,609 shares of its Common Stock. The number of shares to be issued by the Company increased by 100,000 because the price of the Company's Common Stock was below $12 per share during the 60-day period following the initial issuance of shares. In connection with these settlements, the financial statements for the first quarter of fiscal 1995 included a charge to other income of $12.4 million, reflecting settlement costs not covered by insurance as well as related legal fees, resulting in a reduction in net income from $1.4 million to a net loss of $11.0 million or $0.78 per share for the quarter.

As of March 31, 1997, the Company had issued 836,304 shares of its Common Stock due to the settlements and 100,000 shares remained to be issued.

The Company was named as one of approximately 42 defendants in Shapiro et al.
v. ADI Systems, Inc. et al., Superior Court of California, Santa Clara County, case no. CV751685, filed August 14, 1995. Radius was named as one of approximately 32 defendants in Maizes & Maizes et al. v. Apple Computer et al., Superior Court of New Jersey, Essex County, case no. L-13780-95, filed December 15, 1995. Plaintiffs in each case purport to represent alleged classes of similarly situated persons and/or the general public, and allege that the defendants falsely advertised that the viewing areas of their computer monitors are larger than in fact they are.

Although the Company believes it has meritorious defenses to the plaintiffs' claims, due to the costs of defense regardless of outcome, on March 11, 1997, the Company along with all but two of the other named defendants agreed to settle the suits, subject to final court approval. The settlement provides that class members are eligible for a $13 rebate per monitor purchased during the class period on applicable new purchases over a three year period, subject to specific limitations. Class members who are consumers and do not elect to use the rebate fully can thereafter elect to receive a $6 refund per monitor (up to a maximum of $30 per consumer class member) during the following six months. The Company is responsible only to class members who purchased Radius branded monitors during the class period of May 1, 1991 to May 1, 1995. Additionally, the Company will pay its share of publication and administration costs associated with the implementation of the settlement, pay its share of plaintiffs' stipulated attorneys' fees (estimated to be approximately $75,000 and currently payable) and will agree to abide by certain limitations in the description of its monitors. Final court approval is expected after a court hearing currently set for June 30, 1997. See Note 3 to Consolidated Financial Statements - Commitments and Contingencies.

FINANCIAL CONDITION

The Company's cash decreased approximately $1.6 million in the first half of fiscal 1997 to $1.4 million at March 31, 1997 as compared to the ending balance at September 30, 1996. This decrease is primarily a result of the loss from operations in the first half of fiscal 1997, less the non-cash charges and changes in working capital items during this period, and the interest payments associated with the Company's indebtedness with IBM Credit. Approximately $0.5 million of the $1.4 million of cash and cash equivalents available at March 31, 1997 was restricted under various letters of credit.

The Company's financial condition is extremely constrained under the terms of its current loan agreement with IBM Credit, which includes an approximately $21.9 million term loan and a $5 million working capital line of credit. Under this agreement the Company has granted to IBM Credit a security interest in substantially all of its assets including its securities in Splash, Portrait Displays, Inc. ("PDI"), and UMAX Computer Corporation ("UMAX"). The securities in Splash are valued at $39.2 million on March 31, 1997, net of taxes which are estimated to be zero, and based on a closing price of $25 per share as of such date. As the Company is an affiliate of Splash, it can only sell its shares subject to the SEC Rule 144 volume limitations, and is eligible to do so at this time.

The agreement with IBM Credit was amended in the second quarter of fiscal 1997 to reduce the interest rates on outstanding borrowings effective April 1, 1997 to prime rate plus 1.75% for the working capital line of credit and to the prime rate plus 2.50% for the term loan. Additionally, the borrowing base calculation under the working capital line of credit was modified to include in the amounts available for borrowing, an amount equal to 25% of the "excess value" of Splash Stock, as defined in the amendment to the agreement. In the event the closing price of the Splash Common Stock is

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below $25 per share, the "excess value" of the Splash Common Stock is excluded from the calculation of the amounts available for borrowing under the working line of credit.

The Company is currently negotiating with IBM Credit so that the "excess value" of the Splash Common Stock is only excluded when it is below $22 per share and expects to complete this negotiation within the third quarter. There can be no assurance that this negotiation will be concluded favorably to the Company.

Because of the exclusion of Splash Common Stock from the borrowing base calculation when it is below $25 per share, and because of the Company's pattern of product shipments with shipments higher at the end of the quarter than at the beginning of the quarter, the Company may not have a sufficient borrowing base to fully utilize the $5 million working capital line of credit at all times. This could result in the delay in payments to vendors and may delay product shipments when the Company is on credit hold.

As of March 31, 1997 the Company was in compliance with all of the financial covenants under the amended loan agreement dated February 14, 1997. There can be no assurance that IBM Credit will grant a waiver in the event the Company fails to comply with these financial covenants in the future. See
Note 2 to Consolidated Financial Statements - Borrowings- contained in the Company's Annual Report on Form 10K for the year ended September 30, 1996.

As a result of IBM's control over the Company's cash flow and restrictions on the use of the Company's excess cash flow, the Company anticipates that it will not have significant cash available for expenditures other than for its ordinary course of business operating expenses, which will be significantly lower than historical amounts. In the event the Company were unable to generate sufficient net sales or if the Company incurs unforeseen operating expenses, it may not be able to meet its operating expenses without additional financing or a restructuring of its loan agreements with IBM Credit. In the event that the Company desired to acquire any strategic technologies or businesses, it would probably be unable to do so without obtaining additional financing or the consent of IBM Credit. This consent was granted prior to the Company's entering into the agreement with Reply Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors That May Affect the Company's Future Results of Operations -- Need for Additional Financing; Loan Restrictions."

The Company believes it has sufficient funds to finance its operations for the remainder of the fiscal year. However, the level of operations which it believes will be able to sustain for the next 6 months will be significantly lower than historical periods, particularly in the research and development, sales and marketing and general administrative areas. Additional funds will be needed to finance the Company's operations, product development plans and for other purposes if the Company's operating expenses are higher than anticipated. Additional financing will be required if the Company desires to acquire or invest in additional complementary businesses or products or to obtain the right to use complementary technologies. While the Company plans to generate cash by divesting certain liquid assets and is investigating possible financing opportunities, there can be no assurance that additional financing will be available when needed or, if available, that the terms of such financing will not adversely affect the Company's results of operations.

The date of this Supplement is June 10, 1997.

                                      * * * * *

               Acknowledgment of Purchaser who is a California Resident

The undersigned represents that he, she or it meets the suitability standards of the California Department of Corporations described above and understands that the selling shareholder and the Company will rely on this acknowledgment.

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